SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 13)*

Emisphere Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

291345106

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

(Page 1 of 14 Pages)

CUSIP No.:	291345106	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,547,892
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,547,892
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,547,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,713,024
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,713,024
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,713,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,801,384
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,801,384
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,801,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,615,453
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,615,453
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,615,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,416,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,416,837
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,416,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,129,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,129,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,129,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,264,159
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,264,159
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,264,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

Page 10 of 14 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 13, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”), Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6”), Amendment No. 7, filed on August 21, 2009 (“Amendment No. 7”), Amendment No. 8, filed on August 25, 2009 (“Amendment No. 8”), Amendment No. 9, filed on June 9, 2010 (“Amendment No. 9”), Amendment No. 10, filed on August 2, 2010 (“Amendment No. 10”), Amendment No. 11, filed on August 27, 2010 (“Amendment No. 11”) and Amendment No. 12, filed on December 22, 2010 (“Amendment No. 12” and, together with the Initial 13D, Amendment No. l, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the “Schedule 13D ”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005. Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 11.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The source of funds to be used to purchase Units (as defined herein) as described in Item 4 below will be the working capital of certain of the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

MHR Private Placement

On June 30, 2011, MHR Fund Management LLC (“Fund Management”) and the Issuer entered into that certain Securities Purchase Agreement (the “MHR Purchase Agreement”) whereby Fund Management agreed, subject to certain conditions, to purchase from the Issuer an aggregate 4,300,438 Shares and warrants to purchase 3,010,307 Shares (the “MHR Private Placement Warrants”). The Shares and the MHR Private Placement Warrants will be sold in units (the “Units”) for a purchase price of $0.872 per Unit, with each Unit consisting of one Share and a MHR Private Placement Warrant to purchase 0.7 Shares (such transaction, the “MHR Private Placement”). The purchase is expected to close on or about July 6, 2011, subject to the satisfaction of customary closing conditions.

The MHR Private Placement Warrants will be exercisable immediately after issuance at an exercise price of $1.09 per share and will expire five years from the date of issuance. The exercise price of the MHR Private Placement Warrants is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions.

The Issuer has also agreed to sell 4,300,438 Shares and warrants to purchase 3,010,307 Shares to certain other investors pursuant to a simultaneous private placement at the same price and on substantially similar terms (together with the MHR Private Placement, the “Private Placement”). Such other investors required, as a condition to their agreement to purchase such securities, that Fund Management enter into the MHR Purchase Agreement.

The MHR Purchase Agreement and the Form of MHR Private Placement Warrant are incorporated into this Statement as Exhibit 1 and Exhibit 2 hereto by reference to Exhibit 10.2 and Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed on June 30, 2010 (the “Form 8-K”).

MHR Waiver Agreement

In connection with the Private Placement, the Issuer and Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA entered into a waiver agreement (“MHR Waiver Agreement”), pursuant to which such Reporting Persons agreed to waive, upon the closing of the Private Placement, among other rights, certain anti-dilution adjustment rights under the Convertible Notes and certain warrants held by such Reporting Persons that would otherwise have been triggered by the Private Placement. As consideration for such waiver, the Issuer agreed upon the closing of the Private Placement to (i) issue to Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA warrants to purchase an aggregate of 795,000 Shares (the “MHR Waiver Warrants”) and (ii) reimburse Fund Management for its legal fees and expenses up to a maximum reimbursement of $25,000. The MHR Waiver Warrants contain the same terms and conditions as the MHR Private Placement Warrants. The MHR Waiver Agreement is incorporated into this Statement as Exhibit 3 hereto by reference to Exhibit 10.3 of the Form 8-K.

The foregoing description of the MHR Purchase Agreement, the MHR Private Placement Warrants, the MHR Waiver Agreement and the MHR Waiver Warrants are qualified in their entirety by reference to the full text of the MHR Purchase Agreement, form of MHR Private Placement Warrants, the MHR Waiver Agreement and form of MHR Waiver Warrants, attached as Exhibits 1 through 3 of Item 7 to this Statement and incorporated into this Item 4 by reference.

Page 11 of 14 Pages

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:

The percentages set forth in this Statement are calculated based on 52,076,602 Shares outstanding as of May 1, 2011, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2011.

All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of Warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes were converted into Shares as of such date.

(a) (i) Master Account may be deemed the beneficial owner of 8,547,892 Shares (approximately 15.4% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 5,006,013 Shares held for the account of Master Account, (B) 2,122,000 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares and (C) 1,419,879 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes.

(ii) Capital Partners (100) may be deemed the beneficial owner of 1,165,132 Shares (approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 680,826 Shares held for the account of Capital Partners (100), (B) 290,135 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (C) 194,171 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes.

(iii) Advisors may be deemed the beneficial owner of 9,713,024 Shares (approximately 17.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 5,006,013 Shares held for the account of Master Account, (2) 2,122,000 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares and (3) 1,419,879 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, and (B) (1) 680,826 Shares held for the account of Capital Partners (100), (2) 290,135 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (3) 194,171 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes.

(iv) Institutional Partners II may be deemed the beneficial owner of 5,801,384 Shares (approximately 10.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,412,718 Shares held for the account of Institutional Partners II, (B) 1,843,722 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (C) 1,544,944 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes.

(v) Institutional Partners IIA may be deemed the beneficial owner of 14,615,453 Shares (approximately 24.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 6,078,370 Shares held for the account of Institutional Partners IIA, (B) 4,644,896 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (C) 3,892,187 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.

(vi) Institutional Advisors II may be deemed the beneficial owner of 20,416,837 Shares (approximately 31.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) (1) 2,412,718 Shares held for the account of Institutional Partners II, (2) 1,843,722 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (3) 1,544,944 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, and (B) (1) 6,078,370 Shares held for the account of Institutional Partners IIA, (2) 4,644,896 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 3,892,187 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.

(vii) Fund Management may be deemed the beneficial owner of 30,129,861 Shares (approximately 44.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Shares otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA.

(viii) Dr. Rachesky may be deemed the beneficial owner of 30,264,159 Shares (approximately 44.4% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the Shares otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors and Institutional Advisors II, (B) 14,000 Shares that can be obtained upon the exercise of certain options to purchase Shares, (C) 115,000 Shares that can be obtained upon the exercise of certain non-qualified stock options to purchase Shares and (D) 5,298 Shares held for his own account.

Page 12 of 14 Pages

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 8,547,892 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 8,547,892 Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 1,165,132 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 1,165,132 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 9,713,024 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 9,713,024 Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 5,801,384 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 5,801,384 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 14,615,453 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 14,615,453 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 20,416,837 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 20,416,837 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 30,129,861 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 30,129,861 Shares which may be deemed to be beneficially owned by Fund Management as described above.

(viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 30,264,159 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 30,264,159 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) As reported on a Form 4 filed July 1, 2011, on June 30, 2011, Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA received additional Convertible Notes as paid-in-kind interest on the Convertible Notes already held by such Reporting Persons. Such additional Convertible Notes are convertible into 75,647 Shares (in the case of Master Account), 10,344 Shares (in the case of Capital Partners (100)), 82,311 Shares (in the case of Institutional Partners II) and 207,366 Shares in the case of Institutional Partners IIA.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(e) Not applicable.

Page 13 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above and Exhibits 1, 2 and 3 to this Statement are incorporated into this Item 6 by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Securities Purchase Agreement, dated June 30, 2011, by and among Emisphere Technologies, Inc. and MHR Fund Management LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 30, 2011).

2	Form of MHR Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on June 30, 2011).

3	Waiver Agreement, dated June 30, 2011, by and among Emisphere Technologies, Inc. and MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 30, 2011).

Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 1, 2011	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

/s/ Hal Goldstein, Attorney in Fact